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                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                                 450, 5TH STREET
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of November, 2002.


                            THE TORONTO-DOMINION BANK
                 (Translation of registrant's name into English)



                      P.O. Box 1, Toronto Dominion Centre,
                            TORONTO, ONTARIO, M5K 1A2
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F                       Form 40-F     X
                      ----------                      ----------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                              No      X
                   ----------                      ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


THIS FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 OF THE TORONTO-DOMINION BANK DATED FEBRUARY 21, 2002.


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                                    FORM 6-K

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   THE TORONTO-DOMINION BANK


DATE: November 4, 2002              By__________________________________
                                    Name:    Norie C. Campbell
                                    Title:  Associate Vice President